SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A amends the Report of Foreign Private Issuer on Form 6-K furnished by Woori Financial Group Inc. (“Woori Financial Group”) to the Securities and Exchange Commission on May 26, 2023, which contained an English language summary of a Report of a Material Event originally filed by Woori Financial Group with the Korea Exchange on May 26, 2023, regarding its plans to engage in a small-scale stock exchange with Woori Venture Partners Co., Ltd. (the “Original Report”).

On June 1, 2023, Woori Financial Group filed with the Korea Exchange an Amended Report of a Material Event (the “Amended Report”), reflecting the following amendment to the Original Report:

Item	Prior to amendment	As amended
Plan for Company Restructuring

•  On June 1, 2023, it is expected that Woori Financial Group will enter into a comprehensive stock exchange agreement with Woori Venture Partners, by which Woori Venture Partners will become a wholly-owned subsidiary of Woori Financial Group.

•  In addition, on May 26, 2023, Woori Venture Partners entered into a stock purchase agreement with Woori Financial Group to sell 3,544,803 shares to Woori Financial Group. The purchase is expected be consummated on May 30, 2023.

•  On June 1, 2023, Woori Financial Group entered into a comprehensive stock exchange agreement with Woori Venture Partners, by which Woori Venture Partners will become a wholly-owned subsidiary of Woori Financial Group.

•  In addition, on May 26, 2023, Woori Venture Partners entered into a stock purchase agreement with Woori Financial Group to sell 3,544,803 shares to Woori Financial Group. The purchase was consummated on May 30, 2023. As of June 1, 2023, Woori Financial Group holds 55,544,803 common shares, a 55.54% share ownership, of Woori Venture Partners.

Other matters necessary for an investor’s decision

•  In connection with the stock exchange, Woori Financial Group is expected to enter into a share purchase agreement with Woori Venture Partners on May 26, 2023 to purchase 3,544,803 treasury stocks held by Woori Venture Partners. The share purchase transaction is expected to be completed on May 30, 2023.

•  Although Woori Venture Partners is a listed company as of the date of this Form 6-K, it is expected to be de-listed in accordance with the relevant laws and procedures.

•  In connection with the stock exchange, Woori Financial Group entered into a share purchase agreement with Woori Venture Partners on May 26, 2023 to purchase 3,544,803 treasury stocks held by Woori Venture Partners. The share purchase transaction was completed on May 30, 2023.

•  Woori Venture Partners is a listed company as of the date of this Form 6-K. However, following the approval of the stock exchange at its extraordinary shareholders’ meeting, which is expected to be held on July 21, 2023, a notice is expected to be issued on August 1, 2023 to submit old share certificates of Woori Venture Partners and shares of Woori Venture Partners are expected to be suspended from trading from August 4, 2023 to August 25, 2023. Woori Venture Partners is expected to be de-listed on August 28, 2023 in accordance with the relevant laws and procedures.

An English language summary of the Amended Report, reflecting the above amendments, is attached below.

REPORT OF A MATERIAL EVENT

– RESOLUTION REGARDING STOCK EXCHANGE

Transaction type			Stock exchange
- Form of stock exchange			Small-scale

Counterparty for stock exchange	A. Name of company		Woori Venture Partners Co., Ltd. (“Woori Venture Partners”)
	B. Representative		Chang-Kyu Kim
	C. Main business		Start-up investments in small and medium sized companies
	D. Relationship with the company		Subsidiary
	E. Total number of issued shares	Common shares	100,000,000
		Class shares	—
	F. Summary financial information as of March 31, 2023 (in Won)	Total assets	314,215,953,347
		Total liabilities	29,080,257,370
		Total equity	285,135,695,977
		Capital stock	50,000,000,000

Stock exchange ratio			Woori Financial Group Inc. (“Woori Financial Group”) : Woori Venture Partners = 1 : 0.2234440

Basis of calculation of stock exchange ratio

An exchange ratio was calculated based on the exchange prices of stock listed companies for each of Woori Financial Group and Woori Venture Partners determined in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act and Articles 176-5 and 176-6 of its Enforcement Decree.

The exchange prices were calculated as the arithmetic mean of (i) the weighted average of the closing share prices for the most recent one-month period, (ii) the weighted average of the closing share prices for the most recent one-week period and (iii) the closing share price as of the most recent date, based on the day before the earlier of (A) the date of the board of directors’ meeting of each company for approval for the stock exchange (May 26, 2023) and (B) the date of the execution of the comprehensive exchange agreement (June 1, 2023) – or May 25, 2023.

(1)   Exchange price of the parent company (Woori Financial Group)

-   Weighted average of the closing share prices for the most recent one-month period (April 26, 2023~May 25, 2023): Won 11,799

-   Weighted average of the closing share prices for the most recent one-week period (May 19, 2023~May 25, 2023): Won 11,998

-   Closing share price as of the most recent date (May 25, 2023): Won 11,880

-   Arithmetic mean of (i), (ii) and (iii): Won 11,892

-   Exchange price: Won 11,892

(2)   Exchange price of Woori Venture Partners, which is becoming a wholly-owned subsidiary

-   Weighted average of the closing share prices for the most recent one-month period (April 26, 2023~May 25, 2023): Won 2,593

-   Weighted average of the closing share prices for the most recent one-week period (May 19, 2023~May 25, 2023): Won 2,688

-   Closing share price as of the most recent date (May 25, 2023): Won 2,690

-   Arithmetic mean of (i), (ii) and (iii): Won 2,657

-   Exchange price: Won 2,657

(3)   Calculation of stock exchange ratio

Based on the calculation of the exchange price, the exchange ratio of the stock exchange was calculated as Woori Financial Group : Woori Venture Partners = 1 : 0.2234440 and Woori Venture Partners shareholders (excluding Woori Financial Group) are to be allotted 0.2234440 shares of Woori Financial Group for each share of Woori Venture Partners. Woori Financial Group has no plans to distribute its treasury stock to such shareholders.

The total number of common shares to be newly issued by Woori Financial Group to the shareholders entitled to the stock exchange will be 9,933,246 shares.

In the event less than a whole number of shares are to be issued to a Woori Venture Partners shareholder as a result of allotment in accordance with the exchange ratio, such amount for the fractional share shall be calculated based on the closing share price (i.e., the closing share price on the KRX KOSPI Market) of the new shares of Woori Financial Group as of the date of their listing and distributed in cash to the relevant Woori Venture Partners shareholders within one month of the effective date of the stock exchange.

Matters relating to external appraisal	External appraisal	Not applicable
	- Basis and reasons	The stock exchange was conducted between stock-listed companies with the exchange price and ratio determined in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act and Articles 176-5 and 176-6 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act. As such, the external appraisal of the appropriateness of the exchange price required by Article 176-6, Paragraph 3 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act does not apply.

	Name of external appraisal organization	—
	External appraisal period	—
	Opinion of the external appraisal organization	—

Purpose of the stock exchange		To enhance Woori Financial Group’s corporate value by enhancing management efficiency and creating business synergy and unity between Woori Venture Partners and Woori Financial Group through the integration of Woori Venture Partners as a wholly-owned subsidiary through the stock exchange

Stock exchange schedule	Date of stock exchange plan	June 1, 2023

	Record date	June 7, 2023

	Period for filing notice of objection to the stock exchange	Start date	June 7, 2023
		End date	June 14, 2023

	Date of approval of board of directors in lieu of shareholders’ meeting (expected)	July 21, 2023

	Effective date of stock exchange	August 8, 2023

	Delivery of new share certificates (expected)	August 28, 2023

	Listing of new shares (expected)	August 28, 2023
Name of parent company after the stock exchange		Woori Financial Group Inc.
Appraisal Rights		As the stock exchange plan is based on the small-scale stock exchange procedures of Article 360-10 of the Commercial Code, shareholders of Woori Financial Group will not be granted appraisal rights.
Date of resolution of the board of directors		May 26, 2023

- Attendance of outside directors	Attending	6
	Not attending	—
- Attendance of statutory auditors (audit committee members that are not outside directors)		—
Agreement for put options, etc.		No
Requirement for submission of securities registration statement		Applicable

Plan for Company Restructuring

•

As of the date of this Form 6-K, Woori Financial Group has a 52% share ownership of Woori Venture Partners. On June 1, 2023, Woori Financial Group entered into a comprehensive stock exchange agreement with Woori Venture Partners, by which Woori Venture Partners will become a wholly-owned subsidiary of Woori Financial Group. In addition, on May 26, 2023, Woori Venture Partners entered into a stock purchase agreement with Woori Financial Group to sell 3,544,803 shares to Woori Financial Group. The purchase was consummated on May 30, 2023. As of June 1, 2023, Woori Financial Group holds 55,544,803 common shares, a 55.54% share ownership, of Woori Venture Partners.

•

Woori Financial Group plans to enhance management efficiency and company value by strengthening business synergy and unity between Woori Financial Group and its subsidiaries through this transaction. Woori Financial Group will continue to make efforts to strengthen the competitiveness of its subsidiaries through effective management, establish strategies to enhance company value and expand its non-banking business portfolio. Woori Financial Group will continue to keep its investors informed of any developments through timely disclosures made pursuant to applicable laws and regulations.

Other matters necessary for an investor’s decision

•

In connection with the stock exchange, Woori Financial Group entered into a share purchase agreement with Woori Venture Partners on May 26, 2023 to purchase 3,544,803 treasury stocks held by Woori Venture Partners. The share purchase transaction was completed on May 30, 2023.

The stock exchange for Woori Financial Group is expected to be based on the small-scale stock exchange procedures of Article 360-10 of the Commercial Code. Accordingly, Woori Financial Group is expected to obtain the approval of its board of directors in lieu of holding a shareholders’ meeting for this stock exchange (the “Transaction”).

Woori Venture Partners, which does not meet the requirements for the simplified swap share procedures of Article 360-9 of the Commercial Code as of the date of this Form 6-K, will obtain approval for the stock exchange through an extraordinary shareholders’ meeting.

In addition, Woori Financial Group’s shares will be allocated pursuant to the stock exchange ratio set forth above for treasury shares acquired from objecting shareholders exercising their stock appraisal rights.

•

The record date for filing a notice of objection to the stock exchange on the small-scale stock exchange procedures for shareholders of Woori Financial Group will be June 7, 2023. The record date for shareholders of Woori Venture Partners entitled to vote at the extraordinary shareholders’ meeting to approve the stock exchange will also be June 7, 2023.

•

Woori Financial Group is expected to allot newly issued registered common stock to the shareholders of Woori Venture Partners (excluding Woori Financial Group) according to the stock exchange ratio set forth above. Woori Financial Group has no plans to distribute its treasury stock to such shareholders.

In the event less than a whole number of shares are to be issued to a Woori Venture Partners shareholder as a result of allotment in accordance with the exchange ratio, such amount for the fractional share shall be calculated based on the closing share price (i.e., the closing share price on the KRX KOSPI market) of the new shares of Woori Financial Group as of the date of their listing and distributed in cash to the relevant Woori Venture Partners shareholders within one month of the effective date of the stock exchange.

•

As the Transaction is an OTC transaction, taxes will be imposed on Woori Venture Partners shareholders for capital gains (total value of the shares less the acquisition value and transfer expenses). Exact taxes owed may differ depending on individual circumstances and applicable laws. Securities transaction tax of 0.35% of the total value of the shares will be imposed in connection with the Transaction.

•

Woori Venture Partners is a listed company as of the date of this Form 6-K. However, following the approval of the stock exchange at its extraordinary shareholders’ meeting, which is expected to be held on July 21, 2023, a notice is expected to be issued on August 1, 2023 to submit old share certificates of Woori Venture Partners and shares of Woori Venture Partners are expected to be suspended from trading from August 4, 2023 to August 25, 2023. Woori Venture Partners is expected to be de-listed on August 28, 2023 in accordance with the relevant laws and procedures.

•	If the Transaction is rejected by the board of Woori Financial Group or by the shareholders of Woori Venture Partners, the stock exchange agreement will automatically lose its effect.

•	If any of the following events occur, then the parties involved may terminate the stock exchange agreement through written consent:

•

Shareholders who own more than an aggregate of 20% of the total number of issued shares of Woori Financial Group oppose the stock exchange plan in accordance with Article 360-10, Paragraph 5 of the Commercial Code or Article 62-2, Paragraph 2 of the Financial Holding Companies Act.

•	The occurrence of a natural disaster or other material change to the assets or operations of Woori Financial Group or Woori Venture Partners.

•

The occurrence of a cause for the stock exchange agreement not to be consummated, such as a violation of law that cannot be cured caused by the Transaction or a determination that the stock exchange ratio is unfair.

•

The matters and schedule set forth above are subject to change through consultation with or approval of the relevant regulatory authorities or consultation among the parties to the agreement, and the authority for such consultation is delegated to each party’s representative director.

•

The matters above and other matters necessary to the stock exchange but not agreed upon in the stock exchange agreement will be decided by the mutual consent of each party, in accordance with the relevant laws and the purpose of the agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: June 1, 2023	By: /s/ Kon-Ho Kim
(Signature)
Name: Kon-Ho Kim
Title: Managing Director